Exhibit 99(d)(71)

July 1, 2017

GuideStone Capital Management, LLC

2401 Cedar Springs Road

Dallas, TX 75201-1407

RE: Expense Cap Letters – Investor Class of the Strategic Alternatives Fund

Dear GuideStone Capital Management, LLC:

We entered into an Expense Cap and Reimbursement Arrangement dated May 1, 2017 (the “Agreement”) with you for only the Investor Class of certain series of GuideStone Funds (the “Trust”). Due to a delay in the effective date of the Strategic Alternatives Fund series (the “Fund”), the Agreement is amended as follows with respect to only this Fund:

You hereby agree to pay or waive, during the period from July 1, 2017 to April 30, 2019 (“Limitation Period”), operating expenses of the Investor Class of the Fund, without regard to any expense reductions realized through use of directed brokerage, (and excluding interest, taxes, brokerage commissions, extraordinary expenses, acquired fund fees and expenses and expenses in connection with the short sales of securities) (“Operating Expenses”) which exceed, in the aggregate, 1.53% per annum of the Investor Class’ average daily net assets for the Fund (“Expense Limitation”).

The Investor Class of the Fund in turn agrees to reimburse you out of assets belonging to the Investor Class of the Fund for any Operating Expenses of the Investor Class in excess of the Expense Limitation paid, waived or assumed by you for that Fund during the Limitation Period, provided that you would not be entitled to reimbursement for any amount that would cause Operating Expenses to exceed the Expense Limitation during the year in which the reimbursement would be made, and provided further that no amount will be reimbursed by the Investor Class of the Fund more than three years after the year in which it was incurred or waived by you. The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this Agreement.

You agree that you shall look only to the assets of the Investor Class of the Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series or class of the Trust, nor any of the Trust’s trustees, officers, employees, agents or shareholders, whether past, present or future, shall be personally liable therefore.

This Agreement is made and to be performed principally in the State of Texas, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Texas. Any amendment to this Agreement shall be in writing signed by the parties hereto.

Exhibit 99(d)(71)

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

GUIDESTONE FUNDS, on behalf of the Investor Class of the
Strategic Alternatives Fund

Name: John R. Jones
Title: President

The foregoing agreement is hereby accepted as of July 1, 2017

GUIDESTONE CAPITAL MANAGEMENT, LLC

Name: David S. Spika
Title: President